

Mail Stop 4631

May 11, 2016

Via E-Mail
Gordon G. Pratt
Chief Executive Officer
1347 Capital Corp.
150 Pierce Road, 6th Floor
Itasca, IL 60143

> **Re:** **1347 Capital Corp.**
> **Registration Statement on Form S-4**
> **Filed April 15, 2016**
> **File No. 333-210772**

Dear Mr. Pratt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.

2. Please revise to provide disclosure regarding the dissenters' rights of appraisal for Limbach security holders. See Items 18(a)(3) and 19(a)(3) of Form S-4.

Letter to shareholders

3. Please note that if you provide a letter to shareholders, this will serve as your prospectus cover page. Therefore, please revise the letter to conform to the requirements of Item 501(b) of Regulation S-K, and limit the letter to one page. You should include only the information that Item 501(b) requires, and any other

information that is key to an investment decision. We note as well that much of the detailed information that you provide in the letter is repeated in the Summary and/or Q&A section.

4. Please highlight the cross reference to the risk factor section by prominent type or in another manner and provide the page number in which the risk factor section appears. See Item 501(b)(5) of Regulation S-K.

Inside Front Cover of Prospectus

5. On the inside front cover, please provide the information required Item 2(1) and (2) of Part I of Form S-4.

Summary of the Proxy Statement/Prospectus/Information Statement, page 3

6. Please include your telephone number, the complete mailing address and telephone number of Limbach Holdings LLC. Please also include a summary of regulatory requirements and tax consequences in this section. Please see Items 3(a), (i) and (k) of Part I of Form S-4.

Questions and Answers about the Business Combination . . . , page 13

7. You currently repeat information in your Q&A and Summary sections. For purposes of eliminating redundancies, please view your Q&A and Summary as one section. When revising these sections, please consider disclosing procedural information about the proposals in Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the merger, including taxation, in the Summary.

Risk Factors, page 32

8. We note that your second amended and restated certificate of incorporation includes the State of Delaware as an exclusive forum. Under a new risk factor, please describe the exclusive forum provision and the types of actions to which it relates and disclose that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees and may discourage lawsuits with respect to such claims.

Limbach's management and independent registered public accounting firm . . . . page 43

9. Please expand this risk factor or add a new risk factor to discuss that after the business combination, the future assessments of the reporting company's internal control over financial reporting and disclosure controls and procedures may not be effective, and the implications of this evaluation.

Nasdaq may delist our securities from its exchange which could limit . . ., page 44

10. We note your subsequent events disclosure on page F-13. Please update this disclosure to include information regarding the March 7, 2016 letter from Nasdaq including the condition that you will complete your business combination by July 7, 2016 and provide evidence by August 7, 2016 that the resulting entity has a minimum of 300 round lot shareholders.

Background of the Business Combination, page 65

11. Please revise your disclosure throughout this section to include a materially complete description of the negotiations relating to material terms of the transaction, including the amount of the consideration in the transaction, the structure of the business combination, including the structure of the consideration to Limbach unitholders, the up to 400,000 shares of Class A Preferred stock you may be required to issue and sell to the sponsor, and the management and board membership following the business combination.

12. Please describe the negotiations and the reasons for the debt financing condition to the merger, including what the proceeds will be used for, whether this financing is in addition to Limbach's current credit agreements and whether you are in discussions with any entities to obtain such financing.

13. Please disclose whether the December 17, 2015 potential merger partner was Limbach or another company.

14. Please elaborate on the negotiation of employment agreements for Mr. Bacon, Mr. Jordan and Mr. Thorne to serve as Chief Executive Officer, Chief Financial Officer and Chief Operations Officer, respectively, of 1347 Capital after the business combination.

Accounting Treatment, page 77

15. Please help us better understand your consideration of the fact that Limbach will be able to nominate four directors of the post-combination company versus only two directors by 1347 Capital as well as that the executive officers of Limbach will become the executive officers of the post-business combination company in determining that 1347 Capital will be the accounting acquirer pursuant to ASC 805.

The Merger Agreement, page 80

16. Please incorporate the merger agreement by reference into the proxy statement/prospectus/information statement by means of a statement to that effect. Please see Item 4(c) of Part I.A. of Form S-4.

Proposal No. 2 – Approval of the Second Amended and Restated Certificate of Incorporation, page 99

17. A number of the provisions in your proposed amended and restated certificate of incorporation appear to materially and substantively impact various rights of shareholders. Please provide us with your analysis under Exchange Act Rule 14a-4(a)(3) as to why these proposals should not be unbundled and presented as separate matters upon which the shareholders may vote. For guidance, please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Exchange Act Rule 14a-4(a)(3).

Limbach Management's Discussion and Analysis of Financial Condition and Results of Operations, page 146

18. Please revise your disclosures to provide a more comprehensive explanation of the factors which led to material changes in each line item as well as quantify the impact of each factor when multiple factors contribute to material changes. For example, in your discussion of selling, general and administrative expenses, it appears that the net increase in these expenses was due to the hiring of additional staff and opening additional business locations, which was offset by cost control measures. Please separately quantify each of these significant factors and discuss the nature of the cost control measures taken. Please also disclose and correspondingly quantify what led to changes in revenue amounts from period to period. For example, you should explain if the changes were due to an increase in the volume of products or services sold, an increase in prices, or the introduction of new products and services. Refer to Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Seasonality, Cyclicality and Quarterly Trends, page 155

19. Your disclosures on page 153 indicate that your 2014 results were below expectations due to the unusually harsh winter in northern regions. In this regard, please further advise or revise your disclosures as necessary to explain your basis for stating that weather historically has had mild impacts on your operations.

Reconciliation of Non-GAAP Financial Measures, page 155

20. Please expand your disclosures to clarify why management fees and expense reimbursement would be characterized as non-recurring given it would appear that these would be incurred routinely. Please refer to Item 10(e)(ii)(B) of Regulation S-K.

Liquidity and Capital Resources, page 156

21. You believe that your current cash and cash equivalents, cash to be received from existing and new customers, availability of borrowing under a bank provided line of

credit, and proceeds of this offering will be sufficient to meet your working capital and capital expenditure requirements for at least the next twelve months. Please revise your disclosures as necessary to address the following:

- It is not clear what offering is being referred to in these disclosures. Specifically we note that your pro forma cash and cash equivalents based on your disclosures on page 173 appears to decrease as a result of the proposed transactions; and

- Please address the negative trend in your operating cash flows and management's plans to reverse these trends. In this regard, we also note that the pro forma increase in interest expense would appear to eliminate the cash flows you generated from operating activities in 2015.

Executive Officers and Directors of the Combined Company . . . , page 163

22. Please describe Mr. Young's business experience for the past five years.   See Item 401(e) of Regulation S-K.

Management Services Agreement, page 171

23. Please disclose whether any affiliate of F*d*G will continue to provide services to Limbach or the combined company after the merger. If so, please describe the nature of the advisory and consulting services to be performed under the agreement and file the agreement with your next amendment.

Unaudited Pro Forma Condensed Combined Information, page 172

Note 1. Description of Transaction, page 174

24. Please expand your disclosures to discuss the terms of the business combination in regards to when preferred stock will also be issued as part of the consideration. In regards to the proposed financing transactions, please tell us the current status of the transactions. Please also disclose the terms associated with the proposed financing transactions.

25. We note that all options to purchase membership interests of Limbach then outstanding will be settled for a mixture of cash consideration, merger shares and merger warrants, if any. Please clarify how you have reflected the settlement of these options in your pro forma financial information including what consideration was given to providing supplemental information assuming different settlement alternatives as well as what consideration was given to reflect any continuing impact of newly issued merger shares and warrants in your pro forma income statement.

26. The last sentence of Note 1 refers to all outstanding membership interest of Limbach then outstanding. It is not clear what remaining membership interests of Limbach are being referred to in this sentence. Please clarify in your disclosures.

Note 3. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 176

27. Note 3m refers to the issuance of preferred shares to the sponsor or its affiliates as additional financing. Please disclose the terms of the preferred shares and how you determined the appropriate balance sheet classification pursuant to ASC 480. In a similar manner please disclose the terms of the merger warrants discussed in Note 3q and how you determined the appropriate balance sheet classification.

Note 4. Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income Adjustments, page 178

28. For adjustment 4a, you reflected interest expenses related to a revolving line of credit agreement in your determination of pro forma interest expense. This debt arrangement does not appear to be reflected on your pro forma balance sheet. Please advise.

29. Please help us better understand how you arrived at the pro forma provision for income taxes amount. Specifically it appears that this amount represents more than the 40% combined federal and state tax rate that you refer to in Note 4c.

Note 5. Earnings Per Share, page 179

30. Please expand your disclosures to better explain what the 1347 Capital outstanding rights converted at merger represent, including what rights are being referred to, how the exchange ratio was determined and where this conversion is reflected on your pro forma balance sheet.

Financial Statements for 1347 Capital Corp.

Note 8. Subsequent Events, page F-13

31. Please disclose the date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Financial Statements for Limbach Holdings LLC and Subsidiaries

Note 2. Significant Accounting Policies

Revenues and Cost Recognition, page F-21

32. Please disclose the amount of your accrual for anticipated losses on contracts as of each balance sheet date, along with the amount(s) included in each balance sheet line item. Refer to ASC 605-35-45-2.

Self-Insurance, page F-22

33. Please disclose your stop loss limits associated with each risk you are self-insured for, including, but not limited to, worker´s compensation, medical and dental insurance.

Joint Ventures, page F-24

34. You indicate that you apply the equity method of accounting as defined in ASC 323 to account for your joint ventures. You also indicate that all revenues and expenses and the related contract assets and liabilities related to Limbach's sub-contract are recorded within your statement of operations and balance sheet, similarly to any other construction project. Please address the following:

- Please help us better understand how you are applying the equity method pursuant to ASC 323-10-35 as it does not appear that you are recognizing your share of the earnings or losses of the investment. Rather it appears that you are just recording revenues related to subcontracts that you enter into related to the joint venture;

- Please tell us how these joint ventures are reflected on your financial statements for each period presented by telling us the specific line items and corresponding amounts reflected in each line item; and

- Please separately present the earnings related to this equity method investment separately in your determination of cash flows from operating activities pursuant to ASC 230-10-45-28. Alternatively, please provide us with your provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N which separately deals with the presentation of these earnings amounts from the advances to joint ventures amounts reflected in investing activities.

Note 12. Commitments and Contingencies

Legal, page F-33

35. You are engaged in administrative proceedings, arbitrations, and litigation with owners, general contractors, suppliers, and other unrelated parties, all arising in the ordinary course of business. You indicate that typically, the results of these actions will not have a material adverse effect on your financial position, results of operations, or cash flows. It is not clear what your assessment was of outstanding matters as of the date of the financial statements pursuant to ASC 450, including if you determined

that these matters will not have a material adverse effect on your financial position, results of operations, or cash flows. Please revise your disclosures accordingly.

<u>Item 22. Undertakings, page II-4</u>

36. Please include the undertakings required by Item 512(a) of Regulation S-K, which applies to all offerings made in reliance on Rule 415.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
       Joel L. Rubinstein, Esq.